RESUME
GAIL W. KECK

December 2016 - Present
- Chief of Operations JJ Pfister Distilling Company
- Day to day operations
- Manage creative content
- HR

1974 -1981
- Principal Analyst, Administration and Finance Agency Sacramento County
- Managed Budget Sacramento County
- County Executive and Board of Supervisors Administrative Support
- Managed Legislation for County

Education
- Masters of Administration, UC Riverside 1976
- Bachelor of Arts, Economics, UC Davis 1973